Sharon D. Mitchell, Esq.

1357 N Bywood	Clawson, Michigan 48017	(248) 515-6035	sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (248) 751-6030

23 January 2009

Ms. Rolaine S. Bancroft
Special Counsel
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed November 3, 2008
File No. 333-152419

Dear Ms. Bancroft:

Upon receipt and review of your correspondence dated January 15, 2009, and on behalf of Mr. Daniel Mendes, President of DRS Inc., I would like to take the opportunity to respond to your comments in said correspondence and with regard to the above-referenced Registration Statement Form S-1/A for DRS Inc.

Duration of Offering, page 8

1.	Please revise this section for consistency with Rule 144. Note that Rule 144(k) no longer exists.

Response:  This section has been revised for consistency.

Signatures

2.	Please revise the date of your signature page to be the date you file the registration statement.

Response:  The date on the signature page has been changed to reflect the (current) date of filing the registration statement.

Ms. Rolaine Bancroft, Special Counsel, Division of Corporate Finance
Re: DRS Inc.
23 January 2009

Exhibit 5.1

3.
While we note your revisions to prior comment 4, your legal opinion with respect to shares should opine on whether the shares are validly issued, fully paid, and non-assessable.  Please remove all references as to whether the shares are binding obligations.

Response:  All references as to whether the shares are binding obligations have been removed from my opinion.

Thank you for your kind assistance with regard to necessary revisions, clarifications and explanations.  Should you have any further comments, or need any further information, please do not hesitate to contact me.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell
Attorney at Law
(248) 515-6035

/sdm